PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 4HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

[redacted]

08000559

4th February 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) the Securities Exchange Act of 1934:

Announcement of:

- 21st December
- 7th January (2)
- 22nd January
- 24th January

PROCESSED
FEB 08 2008
THOMSON FINANCIAL

Yours faithfully

PETER HAMBRO MINING PLC

By:

Heather Williams
Company Secretary

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

21 December 2007

Holdings in Company

Peter Hambro Mining Plc (the "Company") announces that it has been notified that Selten Holdings Limited no longer holds a notifiable interest in the Ordinary Shares in the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900   FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com   Email: corporate@peterhambro.com

7 January 2008

Holdings in Company

Peter Hambro Mining Plc (the "Company") has received notification by Eastbourne Capital Management, L.L.C. (44% of which is owned by Richard Barry) that its holdings in the Company have increased to 9,983,912 Ordinary shares of £0.01 each, representing 12.3% of the total issued share capital of the Company. Of this holding, 6,864,437 Ordinary shares of £0.01 each are held by Black Bear Offshore Master Fund L.P., representing 8.46% of the total issued share capital of the Company and 2,781,347 Ordinary shares of £0.01 each are held by Black Bear Fund I L.L.C., representing 3.44% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

7 January 2008

Holdings in Company

Peter Hambro Mining Plc (the "Company") has received notification by Black Rock Inc. that its holding in the Company has increased to 8,991,686 Ordinary shares, representing 11.08% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

22nd January 2008

PETER HAMBRO MINING PLC

APPOINTMENT OF NON EXECUTIVE DIRECTOR

Peter Hambro Mining plc is pleased to announce that General the Lord Guthrie of Craigiebank GCB LVO OBE DL, has been appointed to the Board as a Director of the Company with effect from 22nd of January 2008.

Lord Guthrie is also a Director of NM Rothschild & Sons Limited, Colt Defence LLC (USA), Sciens International Fund of Hedge Funds and an independent member of the House of Lords.

He served in the British Army from 1959 to 2001 including 10 years as Colonel Commandant of the Intelligence Corps, three years as Chief of the General Staff and four years as Chief of Defence Staff. He is currently Colonel of the Life Guards and Colonel Commandant of the SAS. In addition he is Visiting Professor and Honorary Fellow of King's College London University; Chairman of the Trustees of the Liddell Hart Centre for Military Archives; Governor of the Oxford Centre for Hebrew and Jewish studies; President of the Army Benevolent Fund; Action Medical Research and the Federation of Youth Clubs; Governor of the Charterhouse, Clerkenwell and a Board member of the Moscow School of Policy Studies.

Peter Hambro, Chairman of Peter Hambro Mining plc, commented:

"Lord Guthrie is a superb addition to the Board of Peter Hambro Mining. His senior and wide ranging experience has been at the highest level of international affairs and his strategic thinking, as well as familiarity with Russia, will be invaluable to the further development of the Group."

Further statutory information relating to Charles Guthrie is set out below.

Enquiries:

Alya Samokhvalova/Rachel Tuft	Peter Hambro Mining plc
	+44 (0) 20 7201 8900
David Simonson/ Tom Randell	Merlin PR
	+44 (0) 20 7653 6620

The following information is provided in accordance with paragraph 17 and Schedule 2(g) of the AIM Rules:

General the Lord Charles Ronald Llewelyn Guthrie of Craigiebank GCB LVO OBE DL, aged 69:

(a) holds and has held within the past five years the following directorships:

Current directorships:

NM Rothschild & Sons Limited	Non-Executive Director
Advanced Interactive Systems Inc	Director
Ashley Gardens Block 2 Limited	Director
Basmon Foundation Limited	Director
BICE Chileconsult	Director
Colt Defense LLC	Director
Hospitaller Limited	Director
Household Cavalry Museum Trust Limited	Director
Institute of International Strategic Studies	Director
Oxford Centre for Hebrew and Jewish Studies	Director
N M Rothschild & Sons (Brazil) Limitada	Director
N M Rothschild Mexico	Director
Rothschilds Continuation Holdings AG	Director
Sciens Global Opportunity Fund	Director
Sciens International Fund of Hedge Funds	Director
Sciens International Investment & Holdings	Director
Siboney Plc	Director

Past directorships:

British Forces Foundation	Director
Favermead	Director
Wellington Museum Trust	Director

(b) has no unspent convictions in relation to indictable offences;

(c) has not had any bankruptcy order made against him or entered into any individual voluntary agreement;

(d) has not been a director of a company which has been placed into receivership, compulsory liquidation, creditors' voluntary liquidation, administration or which has entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors, at the time of or within twelve months preceding such events;

(e) has not been a partner of any partnership which has been placed into compulsory liquidation, administration or has been the subject of any partnership voluntary arrangements, at the time of or within twelve months preceding such events;

(f) has not had a receivership of any asset or of a partnership where he was a partner at the time of or within twelve months preceding such event; or

(g) has not been publicly criticised by statutory or regulatory authorities (including recognised professional bodies) or ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

24th January 2008

2007 Trading Statement

Peter Hambro Mining plc ("PHM" or "the Group") issues this statement as an un-audited update on 2007 trading and in advance of its full year results announcement.

Highlights

- **Production up by c.14%**
  - Total attributable gold production of c.297,000 ounces for the year, up by c.14% on the 2006 number and by c. 5% on the 2007 forecast;
  - Gold production at the Group's Pokrovskiy operations increased by c.15% over 2006 figure;
  - Unit costs at Pokrovskiy were in line with the Group's internal forecast for the year;
  - Technological advances meant that, in spite of starting to process more difficult primary ore, gold recovery rates, at c.90%, were substantially unchanged from the previous year;
  - Pioneer's first stage production facility commissioned in September 2007 on time and on budget;
  - Contribution from the Group's new alluvial assets, up c.57%, continues to grow though still small in relation to the total Group production.
- **Sales price up by 14%**
  - The Group's average realised gold sales price of US$668/oz during 2007 was 14% higher than US$586/oz in 2006
- **US$180 million finance obtained**
  - Issue of US$180 million of Gold Equivalent Exchangeable Bonds due 2012 with a coupon of 7% per annum payable semi-annually in arrear to accelerate and expand the development of its Malomir deposit and its Yamal assets, the

modular enlargement of its processing facilities at Pioneer and to fund the exploration and development of a number of other assets within the Group's portfolio

- **Increased Reserves and Resources audited**
  - International mining consultant, Wardell Armstrong International ("WAI") concluded in its 2007 Technical Audit of the Group's mining and mining related assets that PHM's total mineral resources, inclusive of those resources evaluated in accordance with the Russian classification scheme, are 363Mt of ore at an average grade of 1.6g/t Au, containing 19 million ounces of gold. This consists of: (1) measured plus indicated JORC resource of 125Mt of ore at an average grade of 1.13g/t Au, containing 4.6 million ounces of gold, (2) inferred JORC resource of 90Mt of ore at an average grade of 1.42g/t Au, containing 4.1 million ounces of gold, and (3) reserves and resources reported in Russian categories P1 or better, 148 Mt of ore at an average grade of 2.11g/t, containing 10 million ounces of gold;
  - WAI audit supports the resource figures published in the PHM 2006 annual report;
  - PHM will hold an Analysts' Workshop to review WAI's Audit and PHM's production plan in February 2008.

- **Forecast Production**
  - 2008 forecast attributable production of between 350,000 and 400,000 oz;
  - The PHM Board has reviewed the Group's previously announced medium-term production profile in which it expected the Group to be producing at the rate of 1 million attributable ounces per year in 2009/10. The Board now believes that total attributable production in 2010 should be in the order of 900,000oz and more than 1 million oz in 2011.

Attributable gold production, '000 oz*	2007	2006	Var %	2005
Amur Region				
Pokrovskiy/Pioneer	237.10	206.8	15	185.7
Amur NE Assets	16.50	10.5	57	4.2
Rudnoye JV	9.20	8.1	14	7.8
Omchak JV				
Magadan assets	31.2	33.4	(7)	49.6
Amur Assets	3.3	2.5	32	2

TOTAL	**297.3**	**261.3**	14	**249.3**

**Total attributable gold production is comprised of the Group's subsidiaries' share of production in joint ventures and other investments*

Chairman's comments

Commenting on the Trading Statement, Peter Hambro, Executive Chairman, said:

"Once again the Group has increased its production and beaten its forecast for the year, which, with the rising gold price, has been a great year for all un-hedged gold mining companies.

"The improvements in gold recovery that our production team have made – as a result of which we have obtained substantially the same amount of gold from the primary ores (which are more difficult to process) as we did from the oxidized material – are typical of the way our Russian specialists continue to get the best out of our assets. I am also glad to note that the newly acquired, small alluvial projects are beginning to contribute (Amur North-East assets increased their production by 57%).

"The Technical Audit of reserves and resources completed by Wardell Armstrong soundly underpins the Group's Reserve and Resource statement and the planned Analyst Workshop on the Group's production profile that is scheduled for 8th February 2008 is intended to help the market's understanding of our future.

"In my view the prospects for 2008 – with increasing production, tight cost controls and a high gold price – are good.

"In the turbulent financial markets in which we live today it is clear to the Board that investors want to see a cash return on their investment in Peter Hambro Mining as well as capital appreciation. Accordingly the prospect of moving to the payment of regular dividends has been carefully considered. The Board agreed to consider implementation of a formal dividend policy once the full results of the 2007 financial year are declared.

"The Board has kept under review the advisability of moving the trading of the Group's shares from AIM to the Main Board of the London Stock Exchange and has received external advice on this matter from JP Morgan Cazenove and Canaccord Adams. The Board has decided that it is in the Group's and its shareholders' interests to put in train the process for making such a change and, provided that the relevant requirements can be met, it is anticipated that the Group will seek admission of its shares to the Official List and to trading on the Main Board as soon as possible."

Production

Pokrovskiy Mine

Pokrovskiy Mining Schedule			
Units		**2007**	**2006**
Pokrovskiy deposit			
Total material moved	*'000 m3*	**4,621**	**5,385**
Including advanced stripping	*'000 m3*	**1,206**	**1,657**
Ore mined	*'000 tonnes*	**2,207**	**1,904**
Grade	*g/t*	**3.5**	**3.0**
Gold	*'000 oz*	**250.6**	**184.5**

Pokrovskiy Processing Schedule			
Units		**2007**	**2006**
Resin In Pulp plant			
Pokrovskiy Rudnik ore	'000 tonnes	**1,700**	**1,652**
Grade	g/t	**4.3**	**3.8**
Gold	'000 oz	**233.4**	**199**
Pioneer ore	'000 tonnes	**23**	**46**
Grade	g/t	**16.6**	**6.7**
Gold	'000 oz	**12.5**	**9.8**
Total milled	'000 tonnes	**1,723**	**1,698**
Grade	g/t	**4.4**	**3.8**
Gold	'000 oz	**246.0**	**209.0**
Recovery	%	**90.6%**	**90.8%**
Gold recovered	'000 oz	**223**	**190**
Heap leach			
Ore stacked	'000 tonnes	**784**	**750**
Grade	g/t	**0.8**	**0.9**
Gold	'000 oz	**21**	**23**
Recovery	%	**68.5%**	**73%**
Gold recovered	'000 oz	**14.1**	**16.8**

Total gold recovered **	'000 oz	**237.1**	**206.3**

*** Certain comparative numbers have been rounded up.*

Pokrovskiy Operations

Pokrovskiy enjoyed another successful year, while undergoing transition to the treatment of non-oxidised ores coming from deeper levels of the pit. Higher grades, together with long-term planning and continuous optimisation of the process circuit, achieved a 15% increase in gold produced at Pokrovskiy in 2007, compared to the same period in 2006. The 237,000 oz of gold produced in 2007 exceeded the budgeted figures by 8%.

Mining

The higher price of gold led to the recalculation of the economic depth of the open-pit at Pokrovskiy compared to the depths used in the mining plan. This allowed an increase in the estimated reserves of the Pokrovskiy deposit which would provide the RIP plant with sufficient material to maintain its current throughput until the end of 2012.

The new Atlas Copco DML drill-rig was put into operation. The rig has a higher production output and larger drilling diameter which has allowed for a decrease in the overall ore-mass extraction costs, despite the increase in the portion of ore mass extracted using blasting works.

Advanced stripping works were carried out according to the mining plan, using the MicroMine geological computer model of the deposit.

Renewal of the mining and transportation fleet was carried out in 2007, in addition to the equipment acquired in 2004-2006. The fleet was expanded through the commissioning of an EKG-5 digger with a bucket capacity of $5m^3$ and the acquisition of three new 45 tonne Belaz mine trucks. These allowed the amount of advanced stripping at deeper levels to increase. A further three Belaz mining trucks are expected to be delivered in the first quarter of 2008.

Resin-in-Pulp (RIP) processing

Expansion of the blending stockpile, to a capacity of c.200,000 tonnes, enabled optimisation of the mixing ratio of the mill feed, both in terms of processing quality and average grade.

The optimised mill feed and a number of other adjustments to the milling and recovery process helped keep recovery rates at c.90%, in spite of the inclusion of more difficult primary ore. These changes included grind size, leach time, and the concentration and the consumption of cyanide.

Heap leach processing

The increased capacity of the RIP plant and the higher price of gold allowed lower grade ore to be economically processed on the heap leach pads without an increase in the amount of mining works undertaken. Recovery rates remained in line with the previous year at c.69%.

Pioneer Operations

Pioneer mining and processing operations commenced.

In addition to the Bakhmut open pit, which was originally used for bulk sampling and metallurgical test work, mining operations were expanded by the excavation of a further 4 open pits: two in the Yuzhnaya zone, one in the Promezhutochnaya zone, and one in the Andreevskaya zone.

In preparation for the start of processing in 2008, 1.1 million tonnes of ore were extracted using an earthmoving fleet comprised of 2 EKG5 electric shovels, 3 Caterpillar 330 diesel shovels, 3 Caterpillar D9 bulldozers and a truck fleet of 19 haultrucks (Volvo, Caterpillar and Belaz) with capacity of between 30 and 38t.

Waste material excavated from the pits was used in the construction of haulroads.

Pioneer Mining Schedule			
	Units	**2007**	**2006**
Total material moved	*'000 m^3*	**1,704**	**912**
Ore mined	*'000 tonnes*	**191**	**168**
Grade	*g/t*	**3.8**	**3.4**
Gold contained	*'000 oz*	**23.1**	**18.3**

Pioneer Plant

During the first phase, the summer version of the plant was commissioned on schedule on 24 September 2007. This comprises a primary crushing unit, a SAG mill, 2 spiral classifiers, a cyanide leaching circuit, a heap leach pad and a tailings dam. The main focus of the operation of the plant post commissioning was the development of the new separation technology for the different fractions of the milled ore – silt-based and crystallised sand. The technology was proved to be feasible and the main parameters of the process were established.

During the commissioning phase, bulk samples of both high and low grade ore were successfully treated at the Pokrovskiy facilities.

As planned, the Pioneer plant requires the addition of a ball mill to the process circuit in order to process frozen ore during winter. Accordingly the Pioneer plant was taken off-line in November for the addition of the ball mill, and is expected to be operational in its year-round state from March 2008.

Future construction work

In December, together with work on the addition of the ball mill for the first circuit, work commenced on the construction of a full second processing line at Pioneer. Agreements have been signed for the planned larger 7.5m x 2.5m SAG mill and a 4.0m x 6.0m ball mill, sourced from the Peoples Republic of China, as well as for the bulk of the steel requirements. The second line is expected to be commissioned in December 2008.

Planned additions to the mining fleet, primarily to address the waste stripping requirements at Pioneer, are underway and contracts are expected to be finalised in first quarter of 2008 for the purchase of an additional EKG5 electric shovel, two $10m^3$ excavators, and large 90t capacity haultrucks. The ore fleet is also to be expanded by the addition of larger 45-55t capacity haultrucks.

Construction of infrastructure continues as planned, including the workers' camp, earthmoving equipment garages and access and haul roads, as well as the installation of a second 35kVA power line from Pokrovskiy to supply the Pioneer second circuit.

Omchak Joint Venture

The Joint Venture operated four separate units in: Magadan Region, Amur Region and Yakutia Region and produced 68,940 oz of gold, a marginal decrease of c.4% on 2006 levels. More than 85% was produced from alluvial placers and new alluvial deposits were brought into production to replace depleting assets.

Exploration works were focused on replacing exhausted assets and the commissioning of new deposits. This included completion of the necessary geological and engineering works for the Verchne-Aliinskiy deposit in Chita Region. Russian Reserve Category C1 + C2 reserves and resources at this deposit were established at c.1.4 million tonnes of ore with average grades of 13.5 g/t indicating c.615,000oz of gold. It is planned to submit these reserves and resources for approval by GKZ in the third quarter of 2008.

Amur alluvial production

The Group operates a number of alluvial enterprises which exploit placer mines using dredging machinery and washing technology during the summer months. These operations are usually carried out at the sites of the Group's operational and exploration activities which allow for additional profits for the company without major investment in infrastructure or detailed exploration works.

In 2007 c.16, 500 oz of gold was produced by OAO ZDP Koboldo and ZAO Amur Dore, the Group's alluvial gold enterprises, which is 57% more than in 2006.

During 2007, two new alluvial deposits were explored and commissioned.

Amur Region Joint-ventures

The Rudnoye Joint Venture, including the holding in Priisk Solovevskiy, produced 9,200oz of gold which is 14% more than in 2006.

In May 2007 a modular plant with gravitational technology for the extraction and processing of concentrate using the intensive cyanidation method was put into operation at the Odolgo site. After commissioning and start-up, the plant worked at a stable rate producing gold

concentrate which was treated through the Pokrovskiy RIP plant. Also in 2007 the Rudnoye Joint-Venture actively explored the newly acquired Solovevskiy ore field.

Corporate affairs

In September 2007 the Group announced the appointment of Mr Mikhail Shelkov, Director General of LLC "OboronImpex" as the Deputy Chairman of Management Company Peter Hambro Mining ("MC PHM"). This appointment was made to help strengthen the Group's position in the metallurgical sector in Russia.

In October 2007 the Group issued US$180 million of Gold Equivalent Exchangeable Bonds due 2012 (the "Bonds"). The Bonds carry a coupon of 7% per annum payable semi-annually in arrear and are exchangeable at the option of the holders into the cash equivalent at the time of the exchange of (in aggregate) 180,000 Troy ounces of gold. The issue of the Bonds provided the Group with finance to accelerate and expand its exploration and development plans. JPMorgan Cazenove Ltd. acted as the sole book-runner of the offering.

The Group's average realised gold price for 2007 was US$668/oz, up 14% against that achieved in 2006. The Rouble strengthened against the Dollar by c.7% during the period and was RUR24.55/US$ at 31 December 2007 (RUR26.33/US$ - 31/12/06). The Group has a policy of no long term gold forward sales or hedging.

In December 2007 the Group announced the results of the Technical Audit of the Company mining and mining related assets, which it commissioned from WAI. The report concluded that the Group's total Mineral Resources, reviewed by WAI, inclusive of those resources evaluated in accordance with the Russian classified scheme are 363Mt at an average grade of 1.6g/t Au, containing 19 million ounces of gold. WAI audit supported the resource figures published in the PHM 2006 annual report.

The Board has kept under review the advisability of moving the trading of the Group's shares from AIM to the Main Board of the London Stock Exchange and has received external advice on this matter from JP Morgan Cazenove and Canaccord Adams. The Board has decided that it is in the Group's and its shareholders' interests to start the process and, provided that the relevant requirements can be met, it is anticipated that the Group will seek admission of its shares to the Official List and to trading on the Main Board as soon as possible.

- Ends -

Enquiries:

Peter Hambro Mining Plc +44 (0) 20 7201 8900

Alya Samokhvalova / Rachel Tuft

JPMorgan Cazenove +44 (0) 20 7155 2828

Ian Hannam / Patrick Magee

Merlin +44 (0) 20 7653 6620

David Simonson / Tom Randell / Anastasia Ivanova

This release has been reviewed by Dr. Stephen Henley, who is an independent geological advisor to the Board of Directors of Peter Hambro Mining Plc. Dr. Henley is qualified to act in the capacity of a Competent Person for the purposes of this statement.

Dr. Stephen Henley holds a PhD in Geology (University of Nottingham, 1970). He is a Fellow of the Geological Society, a Fellow of the Institution of Materials, Minerals and Mining, and a Chartered Engineer. He is also a Charter Member of the International Association for Mathematical Geology. He has been employed in exploration, mining, academic and geological consultancy posts since 1970 and has participated in Competent Person studies on a variety of different minerals and types of deposit, including gold, polymetallic and chromite projects.

END